                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74158J103
                               -------------------
                                 (CUSIP Number)

                            Lawrence R. Gottesdiener
                        Northland Capital Investors, LLC
                             2150 Washington Street
                                Newton, MA 02462
                                 (617) 965-7100

                                 With a copy to:
                            Steven P. Rosenthal, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                                Boston, MA 02111
                                 (617) 542-6000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 26, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

                               Page 1 of 14 pages

                                  SCHEDULE 13D
========================
CUSIP NO.  74158J103                   13D
========================
================================================================================
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Northland Capital Partners L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

      ITEMS 2(d) or 2(e)                                                [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
================================================================================
  NUMBER OF        7    SOLE VOTING POWER

  SHARES                950,300
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY              0
                   ------------------------------------------------------------
  EACH             9    SOLE DISPOSITIVE POWER

  REPORTING             950,300
                   ------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER

  WITH                  0
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      950,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.06%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
================================================================================

                               Page 2 of 14 pages

========================
CUSIP NO.  74158J103                   13D
========================
================================================================================
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Northland Capital Investors, LLC
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

      ITEMS 2(d) or 2(e)                                            [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
================================================================================
  NUMBER OF        7    SOLE VOTING POWER

  SHARES                950,300
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY              0
                   -------------------------------------------------------------
  EACH             9    SOLE DISPOSITIVE POWER

  REPORTING             950,300
                   -------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER

  WITH                  0
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      950,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.06%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
================================================================================

                               Page 3 of 14 pages

========================
CUSIP NO.  74158J103                   13D
========================
================================================================================
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      NCP, LLC
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

      ITEMS 2(d) or 2(e)                                                [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
================================================================================
  NUMBER OF        7    SOLE VOTING POWER

  SHARES                0
                   -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY              950,300
                   -------------------------------------------------------------
  EACH             9    SOLE DISPOSITIVE POWER

  REPORTING             0
                   -------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER

  WITH                  950,300
================================================================================
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      950,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.06%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
================================================================================

                               Page 4 of 14 pages

==========================
CUSIP NO. 74158J103                   13D
==========================
================================================================================
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Lawrence R. Gottesdiener
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     AF, PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

     ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
================================================================================
  NUMBER OF                      7  SOLE VOTING POWER

  SHARES                            91,000
                               -------------------------------------------------
  BENEFICIALLY                   8  SHARED VOTING POWER

  OWNED BY                          950,300
                               -------------------------------------------------
  EACH                           9  SOLE DISPOSITIVE POWER

  REPORTING                         91,000
                               -------------------------------------------------
  PERSON                        10  SHARED DISPOSITIVE POWER

  WITH                              950,3000
================================================================================
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,041,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.64%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
================================================================================

                               Page 5 of 14 pages

==========================
CUSIP NO. 74158J103                   13D
==========================
================================================================================
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Robert S. Gatof
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

     ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
================================================================================
  NUMBER OF                      7  SOLE VOTING POWER

  SHARES                            0
                               -------------------------------------------------
  BENEFICIALLY                   8  SHARED VOTING POWER

  OWNED BY                          950,300
                               -------------------------------------------------
  EACH                           9  SOLE DISPOSITIVE POWER

  REPORTING                         0
                               -------------------------------------------------
  PERSON                        10  SHARED DISPOSITIVE POWER

  WITH                              950,300
================================================================================
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     950,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
================================================================================

                               Page 6 of 14 pages

==========================
CUSIP NO. 74158J103                   13D
==========================
================================================================================
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     David M. Frieze
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

     ITEMS 2(d) or 2(e)                                                 [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
================================================================================
  NUMBER OF                      7  SOLE VOTING POWER

  SHARES                            0
                               -------------------------------------------------
  BENEFICIALLY                   8  SHARED VOTING POWER

  OWNED BY                          950,300
                               -------------------------------------------------
  EACH                           9  SOLE DISPOSITIVE POWER

  REPORTING                         0
                               -------------------------------------------------
  PERSON                        10  SHARED DISPOSITIVE POWER

  WITH                              950,300
================================================================================
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     950,300
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
================================================================================

                               Page 7 of 14 pages

     Item 1.       Security and Issuer

     The class of equity security to which this statement on Schedule 13D relates is the common stock, $0.01 par value per share, of Prime Group Realty Trust (the "Company"), a real estate investment trust organized under the laws of the State of Maryland. The Company's principal executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, IL 60601.

     Item 2.       Identity and Background

     (a), (b) and (c) This report is filed by Northland Capital Partners L.P., Northland Capital Investors, LLC, NCP, LLC, Lawrence R. Gottesdiener, Robert S. Gatof and David M. Frieze (collectively referred to herein as the "Reporting Persons").

          . Northland Capital Partners L.P. is a limited partnership organized under the laws of the State of Delaware (the "Partnership").

          . Northland Capital Investors, LLC is a limited liability company organized under the laws of the State of Delaware (the "General Partner") and is the sole general partner of the Partnership. Both the Partnership and the General Partner are private investment partnerships.

          . NCP, LLC is a limited liability company organized under the laws of the State of Delaware (the "LLC") and is the controlling member of the General Partner.

          . Messrs. Gottesdiener, Gatof and Frieze are the managers and executive officers of the General Partner. Mr.Gottesdiener is also the controlling member and an executive officer of the LLC. Mr. Gottesdiener is the Chairman and Chief Executive Officer of Northland Investment Corporation ("NIC") a diversified real estate operating company and Mr. Gatof is the President and Chief Operating Officer of NIC. Mr. Frieze is a Managing Director of Northland Capital Management, LLC, which provides administrative and managerial services to the Partnership.

     The principal business and office address of all of the entities mentioned above is 2150 Washington Street, Newton, MA 02462. The business address of Messrs. Gottesdiener, Gatof and Frieze is c/o Northland Capital Investors, LLC, 2150 Washington Street, Newton, MA 02462.

     (d) and (e) During the past five years or since their inception, as the case may be, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 8 of 14 pages

     (f) Each of Messrs. Gottesdiener, Gatof and Frieze is a United States citizens.

     Item 3.       Source and Amount of Funds or Other Consideration

     The Partnership's purchases were made with the Partnership's funds. Mr. Gottesdiener's purchases were made from Mr. Gottesdiener's personal funds.

     Item 4.       Purpose of Transaction

     The Reporting Persons have communicated a recapitalization proposal (which could include additional members of the Board of Trustees and of senior management) to the members of the Company's Board of Trustees which the Reporting Persons believe would stabilize the Company and enhance shareholder value. The Reporting Persons believe that by solving the Company's liquidity issues and reducing its cost of capital, the proposed recapitalization would give the Company the time to stabilize its portfolio without having to sell its assets under duress. The Reporting Persons and the Company have not reached any agreement or understanding concerning the proposed recapitalization and the Reporting Persons have not committed to provide any of the funds needed for the proposed recapitalization.

     In addition to the foregoing, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their shares of the Company's common stock as a passive or as an active investor (whether or not as members of a "group" with other beneficial owners of shares of the Company's common stock),
(ii) to acquire beneficial ownership of additional shares of the Company's common stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or a part of their holdings of the Company's common stock, (iv) to engage in discussions with other stockholders or third parties, (v) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (vi) to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Company's common stock, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

     Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

                               Page 9 of 14 pages

     Item 5. Interest in Securities of the Issuer

     (a) and (b) The following table sets forth certain information concerning beneficial ownership of shares of the Company's common stock by each person identified in Item 2 above, including the persons filing this Schedule 13D, and by the group filing this Schedule 13D as a whole:

                                        Shares Beneficially         Percent of
         Name                                  Owned                 Class (1)
         ----                           -------------------        ------------

Northland Capital Partners L.P.              950,300               6.06% (2)

Northland Capital Investors, LLC             950,300               6.06% (2)

NCP, LLC                                     950,300               6.06% (2)(3)

Lawrence R. Gottesdiener                   1,041,300               6.64% (2)(4)

Robert S. Gatof                              950,300               6.06% (2)(5)

David M. Frieze                              950,300               6.06% (2)(6)

All persons comprising the group           1,041,300               6.64% (2)(7)

-------------------------------

(1) Based on 15,691,145 shares of common stock outstanding as of November 11, 2002.

(2) Does not include 185,000 shares of the Company's Series B Cumulative Redeemable Preferred Shares beneficially owned by the Partnership.

(3) Represents the 950,300 shares as to which the LLC has the shared power, as the controlling member of the General Partner, to direct the voting and disposition of the shares owned by the Partnership.

(4) Such number of shares consists of (i) 950,300 shares as to which Mr. Gottesdiener has the shared power, as a manager and an executive officer of the General Partner and the controlling member and an executive officer of the LLC, to direct the voting and disposition of the shares owned by the Partnership and
(ii) 91,000 shares owned by Mr. Gottesdiener directly as to which Mr. Gottesdiener has sole voting and dispositive power. Does not include 8,700 shares of the Company's Series B Cumulative Redeemable Preferred Shares beneficially owned by Mr. Gottesdiener directly.

(5) Represents the 950,300 shares as to which Mr. Gatof has the shared power, as a manger and an executive officer of the General Partner, to direct the voting and disposition of the shares owned by the Partnership.

                              Page 10 of 14 pages

(6) Represents the 950,300 shares as to which Mr. Frieze has the shared power, as a manger and an executive officer of the General Partner, to direct the voting and disposition of the shares owned by the Partnership.

(7) Such number of shares consists of (i) 950,300 shares beneficially owned by the Partnership and (ii) the 91,000 shares owned by Mr. Gottesdiener directly as to which Mr. Gottesdiener has sole voting and dispositive power.

     (c) During the past 60 days, of the persons listed in Item 2, only the Partnership has effected any transactions in shares of the Company's common stock as follows:

     Northland Capital Partners L.P.

     Transaction Date           # of Shares             Price Per Share
     ----------------           -----------             ---------------

        09/30/02                    2,500                   $4.88
        10/08/02                    6,400                   $4.63
        10/09/02                   19,100                   $4.33
        10/14/02                    9,900                   $4.40
        10/15/02                   14,000                   $4.80
        10/23/02                    1,000                   $4.32
        10/29/02                   11,600                   $4.38
        10/30/02                    5,000                   $4.33
        10/31/02                   25,500                   $4.34
        11/21/02                    7,500                   $4.61
        11/22/02                   14,500                   $4.49
        11/22/02                   15,500                   $4.52
        11/25/02                   15,500                   $4.40
        11/25/02                   85,000                   $4.41
        11/26/02                  175,300                   $4.35
        11/27/02                  200,000                   $4.40

All transactions were made in the open market on the New York Stock Exchange.

     (d) The Partnership is a limited partnership. Each partner of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the limited partnership agreement of the Partnership.

     (e) Not applicable.

                              Page 11 of 14 pages

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for Exhibit 99.1 and as otherwise set forth in Item 4 of this
Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

     Item 7.    Material to be Filed as Exhibits

     The following document is filed as an exhibit to this Schedule 13D:

     Exhibit 99.1 - Joint Filing Agreement

                              Page 12 of 14 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                EXECUTED this 6th day of December, 2002.


                                      Northland Capital Partners L.P.
                                      By: Northland Capital Investors, LLC,
                                            its General Partner

                                      By:   /s/ Lawrence R. Gottesdiener
                                          --------------------------------------
                                            Lawrence R. Gottesdiener, Manager


                                      Northland Capital Investors, LLC,


                                      By:   /s/ Lawrence R. Gottesdiener
                                          --------------------------------------
                                            Lawrence R. Gottesdiener, Manager


                                      NCP, LLC


                                      By:   /s/ Lawrence R. Gottesdiener
                                          --------------------------------------
                                            Lawrence R. Gottesdiener, Member


                                      /s/ Lawrence R. Gottesdiener
                                      ------------------------------------------
                                      Lawrence R. Gottesdiener


                                      /s/ Robert S. Gatof
                                      ------------------------------------------
                                      Robert S. Gatof


                                      /s/ David M. Frieze
                                      ------------------------------------------
                                      David M. Frieze

                              Page 13 of 14 pages